UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-21121
CUSIP Number: 892918103

 (Check One):
 ☐Form 10-K                                             ☐Form 20-F      ☐Form 11-K     ☒Form 10-Q    ☐Form 10-D
 ☐Form N-SAR                                         ☐Form N-CSR

For Period Ended:  September 30, 2019

 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TransAct Technologies Incorporated
Full Name of Registrant

Former Name if Applicable

One Hamden Center
2319 Whitney Ave, Suite 3B
Address of Principal Executive Office (Street and Number)

Hamden, CT 06518
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
TransAct Technologies Incorporated (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) within the prescribed time period because management of the Company has identified material weaknesses in its internal control over financial reporting (“ICFR”) relating to certain aspects of its information technology, including related access and segregation of duties, and controls over key spreadsheets that existed as of December 31, 2018 and through September 30, 2019.
To the knowledge of the Company’s principal executive officer and principal financial officer, these material weaknesses did not result in any material misstatement of the Company’s previously filed financial statements.  Material weaknesses indicate that ICFR was not effective, and because those same material weaknesses have not yet been remediated at September 30, 2019, the Company’s ICFR continued to be ineffective as of that date.  The Company’s 2018 Annual Report on Form 10-K (the “2018 Form 10-K”) will be amended to reflect the conclusions reached.  The Company is in the process of developing and implementing a remediation plan to address the identified material weaknesses in ICFR.
The Company’s need to re-evaluate its ICFR relating to its information technology arose after an inspection of its independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), which included a review of PwC’s independent audit of the Company’s 2018 consolidated financial statements and ICFR.
Upon completion of additional procedures, the Company expects to finalize the operating results for the quarter ended September 30, 2019 and file the related Form 10-Q and the necessary amendment to the 2018 Form 10-K.   The Company is making every effort to finalize its results and file such reports on or before November 18, 2019.

PART IV– OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:
Steven A. DeMartino	(203)	859-6810
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 ☒Yes    ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☐ Yes   ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements
Certain statements contained in this filing include forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may”, “will”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “believe”, or “continue”, or the negative thereof, or other similar words.  These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements.  Additional information regarding these and other risks that may impact the Company’s business are set forth in the 2018 Form 10-K and other reports filed by the Company with the Securities and Exchange Commission.  All forward-looking statements contained in this filing are based on information available as of the date hereof, and the Company assumes no obligation to update these forward-looking statements, except as required by applicable law.

TransAct Technologies Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2019	By: /s/ Steven A. DeMartino
Name: Steven A. DeMartino
Title: President, Chief Financial Officer, Treasurer and Secretary